UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

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(Name of Issuer)
 Hauppauge Digital, Inc.

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(Title of Class of Securities)
 Common Stock, Par Value $0.01 Per Share

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(CUSIP NUMBER)
 419131 10 7

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(Date of Event Which Requires Filing of this Statement)
 December 31, 2003

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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SCHEDULE 13G



CUSIP No.: 419131 10 7



1.   NAME OF REPORTING PERSONS:

	        LAURA JEAN AUPPERLE


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

		(a)
		(b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

		1,150,460*

6.    SHARED VOTING POWER

		0

7.    SOLE DISPOSITIVE POWER

		1,150,460*


8.    SHARED DISPOSITIVE POWER

		0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            	1,150,460*

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                13.0%

12.   TYPE OF REPORTING PERSON

                 IN

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*Consists of (i) 1,027,060 shares of common stock previously acquired by
Reporting Person and (ii) 123,400 shares of common stock beneficially owned by the Reporting Person through options and warrants to purchase stocks of the issuer. The four (4) options/warrant contracts are described in Item 4.


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Item 1.

   (a) Name of Issuer:

		Hauppauge Digital, Inc.,

   (b) Address of Issuer's principal executive Office:

		91 Cabot Court, Hauppauge, New York

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Item 2.

   (a) Name of person filing:

		Laura Jean Aupperle

   (b) Address or principal business office or, if none, residence:

		23 Sequoia Drive
		Hauppauge, NY 11788


   (c) Citizenship:

		United States

   (d) Title of class of securities:

		Common Stock, Par Value $0.01 Per Share

   (e) CUSIP No.: 419131 10 7
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Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

   Not Applicable

   (a)	[ ]  Broker or dealer registered under Section 15 of the Exchange Act:

   (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

   (c)	[ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act;

   (d)	[ ]  Investment Company registered under Section 8 of the Investment
             Company Exchange Act;

   (e)	[ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f)	[ ]  Employee Benefit Plan or Endowment Fund in accordance with
	     Rule 13d-1(b)(1)(ii)(F);

   (g)	[ ]  Parent Holding Company or Control Person in accordance with
	     Rule 13d-1(b)(1)(ii)(G);

   (h)	[ ]  Saving Association as defined in Section 3(b) of The Federal
	     Deposit Insurance Act;

   (i)	[ ]  Church Plan that is excluded from the definition of an Investment
	     Company under Section 3(c)(14) of the Investment Company Act;

   (j)	[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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Item 4.	  Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


a.  Amount beneficially owned

The number of shares beneficially owned by the Reporting Person on December 31, 2003 is 1,150,460. These shares consists of (i) 1,027,060 shares of common stock previously acquired by the Reporting Person and (ii) options and warrants to purchase 123,400 stocks of the issuer. The four (4) options/warrant contracts are described below.

The Four (4) options/warrant are as followed:


  (a)	Reporting Person inherited stock options to purchase 18,000 shares of
	Issuer's stock at $1.50 per share originally granted to Reporting Person's spouse pursuant to the Issuer's 1996 Non-Qualified Stock Option Plan. Prior to a 2:1 stock split in 2000, the options provided for the purchase of 15,000 shares at $3.00 per share. Before his death, the spouse exercised his option to purchase 12,000 shares, leaving 18,000 shares to be inherited by the Reporting Person. The options are exercisable on March 14, 1996 and expire on March 15, 2006.


  (b)	Pursuant to the Issuer's lease with Ladokk Realty Co., the Issuer issued
	a warrant to Ladokk for 30,000 shares at $3 13/16 per share, which changed to 60,000 shares at $1.90625 per share after a 2:1 stock split in March 2000. Both Reporting Person and Spouse were partners in Ladokk and individually acquired a 25% interest in the Ladokk's warrant to purchase the Issuer's stock. Reporting Person inherited her deceased spouse's interest in Ladokk's warrant and acquired a 50% interest in the warrant. Through the warrant, on January 29, 2001, the Reporting Person had the option to purchase 30,000 shares at $1.90625. The warrant is exercisable on December 16, 1996 and expires on December 16, 2006.

  (c)	The Reporting person inherited stock options to purchase 60,000 shares
	of Issuer's stock at $2.3125 per share originally granted to Reporting Person's spouse in his 1998 Employment Agreement with the Issuer. The terms of the options are pursuant to the Issuer's 1996 Non-Qualified Stock Option Plan. Prior to a 2:1 stock split in 200, the options provided for the purchase of 30,000 shares at $4.625 per share. The options are exercisable on January 20, 1998 and expire on January
	20, 2008.

  (d)	The Reporting Person inherited stock options to purchase 15,400 shares
	at $5.25 per share. The terms of the options are pursuant to the Issuer's 1996 Non-Qualified Plan. The options are exercisable on January 21, 2001 in increments of 50% per year, the options expire on August 3, 2005. On December 31, 2003, Reporting Person has the ability to purchase 15,400 shares within 60 days pursuant to this option.

Expired Option Contract:

  (a)	The Reporting Person inherited stock options to purchase 34,600 shares
	at $5.775 per share, the terms of the options are pursuant to the Issuer's 2000 Incentive Stock Option Plan. The options become exercisable on January 21, 2002 in increments of 50% per year. The options must be exercised by the Reporting Person within two years of spouse's death, January 28, 2003. On December 31, 2003, Reporting Person no longer has the ability to purchase shares pursuant to this option.


b.  Percent of class

	13.0% as of the date December 31, 2003


c.  Number of shares as to which such person has:

	i.   Sole power to vote or to direct the vote

		1,150,460*

	ii.  Shared power to vote or to direct the vote

		0

	iii. Sole power to dispose or to direct the disposition of

		1,150,460*

	iv.  Shared Power to dispose or to direct the disposition of

		0

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*Consists of (i) 1,027,060 shares of common stock previously acquired by
Reporting Person and (ii) 123,400 shares of common stock beneficially owned by the Reporting Person through options and warrants to purchase stocks of the issuer. The four (4) options/warrant contracts are described in Item 4.

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Item 5.    Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

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Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

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Item 7.    Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

    Not Applicable

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Item 8.    Identification and Classification of Members of the Group.

    Not Applicable

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Item 9.    Notice of Dissolution of Group.

    Not Applicable

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Item 10.    Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Laura Jean Aupperle

Dated: June 10, 2008